Monthly Report - September, 2016

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        (205,395)       39,180,644
Change in unrealized gain (loss) on open            3,581,674          997,739
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury             (1,299)          (1,299)
      obligations
   Change in unrealized gain (loss) from U.S.          43,631          201,791
      Treasury obligations
Interest Income 			               97,284          631,478
Foreign exchange gain (loss) on margin deposits        44,718          170,620
				                 ------------    -------------
Total: Income 				            3,560,613       41,180,973

Expenses:
   Brokerage commissions 		            1,077,321        9,331,774
   Management fee 			               40,723          338,143
   20.0% New Trading Profit Share 	               59,348          708,855
   Custody fees 		       	               10,163           29,763
   Administrative expense 	       	              123,860          903,879
					         ------------    -------------
Total: Expenses 		                    1,311,415       11,312,414
Net Income(Loss)			   $        2,249,198       29,868,559
for September, 2016

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (182,306.812    $     6,362,651    225,512,734    231,875,385
units) at August 31, 2016
Addition of 		 	          1,414      1,905,371      1,906,785
1,417.600 units on September 1, 2016
Redemption of 		 	              0    (3,254,673)    (3,254,673)
(2,578.508) units on  September 30, 2016*
Net Income (Loss)               $        91,806      2,157,392      2,249,198
for September, 2016
         			   -------------   -------------   -----------


Net Asset Value at September 30, 2016
(181,205.555 units inclusive
of 59.651 additional units) 	      6,455,871    226,320,824    232,776,695
				  =============  ============= ==============


		GLOBAL MACRO TRUST September 2016 UPDATE
                      Year to Date     Net Asset
Series	  September ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       0.90% 	  14.21%  $    1,247.03	  163,536.419 $   203,934,678
Series 2       1.04% 	  14.35%  $    1,561.26	        6.799 $        10,615
Series 3       1.05% 	  14.48%  $    1,584.05	   14,842.519 $    23,511,308
Series 4       1.44% 	  19.81%  $    1,886.68	    2,819.818 $     5,320,094

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




				October 14, 2016
Dear Investor:


The Trust was profitable in September after a month of volatile swings in market prices that reflected uncertainty about the direction of Federal Reserve monetary policy, about OPEC production targets and about the upcoming U.S. election. Profits from trading financial market futures and forwards outdistanced small losses from trading commodity futures.

Losses on long interest rate futures positions swung to profits after the Federal Reserve failed to raise official interest rates. Bank of Japan actions to provide additional monetary accommodation also underpinned interest rate futures. Long positions in German, French, Japanese and Canadian interest rate futures posted gains. Long positions in U.S. 2-, 5-, and 10-year notes and Eurodollar futures were also profitable, but most of these gains were offset by losses on long U.S. bond futures trades sustained before the Fed meeting.

Stock index futures rose especially after the Fed and Bank of Japan actions. Higher energy prices helped to boost stock index futures via their impact on commodity companies, while worries about Deutsche Bank, due to regulatory concerns and the impact of zero interest rate policy, weighed down index performances via the impact on the European financial sector. Long positions in U.S., Canadian, British, Australian, and, to a lesser extent, Continental European, Korean, Taiwanese, and Hong Kong stock index futures were profitable. On the other hand, trading of Japanese and the vix equity futures produced small losses. Currency trading was fractionally profitable. A short Mexican peso position was profitable as the Trump Presidential campaign raised trade and immigration concerns. Rising energy and commodity prices led to profits on long positions in high yield commodity currencies, especially the Russian ruble and South African rand. Short euro trades versus the Norwegian and Polish currencies were profitable. Meanwhile, trading the dollar against the euro and yen was slightly unprofitable.

Energy prices, which had been declining under the weight of record inventories and production from numerous OPEC and non-OPEC countries, recovered as OPEC appeared to agree to a reduced production target. The energy sector was essentially flat for the month as trading losses early in the period were offset by gains on long positions later on.

Short copper and silver positions were unprofitable as a weaker dollar and higher oil prices underpinned metal prices.

An uptick in grain prices produced small losses from short grain trades, especially corn and soybeans. On the other hand, a long sugar position and short livestock trades were slightly positive.



  			 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman